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SEC Mail Processing Section MAR 09 2018 Washington DC 408

ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

SEC FILE NUMBER
8-50935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W.R. Hambrecht+Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

909 Montgomery St., 3rd Floor

(No. and Street)

San Francisco	California	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Yates 415-551-3236

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. CPA's

(Name – *if individual, state last, first, middle name*)

9221 Corbin Ave., Suite 700	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, Eugene Yates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.R. Hambrecht+Co., LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Financial and Operations Principal

Title

Notary Public

JULIA CHUNGSUN LEE
Commission # 2146049
Notary Public - California
San Francisco County
My Comm. Expires Apr 9, 2020

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.R. HAMBRECHT + CO., LLC

CONTENTS

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Directors and Equity owners of W. R. Hambrecht + Co, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of W. R. Hambrecht + Co, LLC (the "Company") as of December 31, 2017, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

We have served as the Company's auditor since 2017.
Oakland, California
February 27, 2018

W.R. HAMBRECHT + CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$ 1,118,667
Receivables from broker-dealers and clearing organizations	250,059
Carried interest - venture funds	1,428,145
Prepaid expenses and other assets	36,957
Total assets	$ 2,833,828

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable	$ 42,478
Accrued expenses	145,985
Loan payable - related party	100,000
Total liabilities	288,463
Commitments and contingencies (Note 7)	
Member's equity	2,545,365
Total liabilities and member's equity	$ 2,833,828

The accompanying notes are an integral
part of these financial statements

W.R. HAMBRECHT + CO., LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2017

Net revenues:	
Corporate finance and advisory fees	$ 91,000
Trading commissions	164,338
Private placement referral fees	450,031
Venture capital fees - related party	36,335
Underwriting Revenue	1,771,131
Interest and other	56,460
Realized and unrealized carried interest - venture funds	(407,571)
Total net revenues	2,161,724
Expenses:	
Commissions paid to other broker-dealers	1,178,466
Compensation and benefits	1,074,041
Professional fees	401,110
Occupancy	333,541
Commission expense	409,157
Trading systems/data services	401,175
Regulatory fees	45,232
Clearing and execution services	144,330
Information technology	130,084
Communications	71,334
Travel and entertainment	104,666
Depreciation and amortization	6,098
Insurance	56,611
Other	32,517
Total expenses	4,388,362
Loss before income tax	(2,226,638)
Income tax	-
Net loss	(2,226,638)

The accompanying notes are an integral part of these financial statements

W.R. HAMBRECHT + CO., LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

For the year ended December 31, 2017

Member's Equity

Balance, January 1, 2017	$	1,656,003
Contributions by member		3,116,000
Net loss		(2,226,638)
Total equity as of December 31, 2017	$	2,545,365

The accompanying notes are an integral part of these financial statements

W.R. HAMBRECHT + CO., LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2017

Cash flows from operating activities:	
Net loss	$ (2,226,638)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	6,098
Unrealized carried interest - venture funds	409,304
Change in operating assets and liabilities:	
Receivable from broker-dealers and clearing organization	12,757
Prepaid expense and other assets	(1,361)
Accounts payable and accrued expenses	(249,627)
Net cash used in operating activities	(2,049,467)
Cash flows from financing activities:	
Contributions from member	3,116,000
Proceeds from loan payable - related party	-
Net cash provided by financing activities	3,116,000
Net decrease in cash and cash equivalents	1,066,533
Cash and cash equivalents, beginning of year	52,134
Cash and cash equivalents, end of year	$ 1,118,667
Supplemental disclosures of cash flow information:	
Cash paid for interest	$ 5,102

The accompanying notes are an integral part of these financial statements

1. Ownership Structure

W.R. Hambrecht + Co., LLC (the "Company") is a registered securities broker-dealer that is incorporated in the state of Delaware as a limited liability company. The Company is organized for the purpose of conducting a general stock brokerage and investment banking business. The Company is headquartered in San Francisco, California. The Company is a wholly-owned subsidiary of Hambrecht Partners Holdings, LLC, (the "Parent").

The Company was sold by W.R. Hambrecht + Co., Inc. ("WRH, Inc.") in 2009 to the Parent. Concurrent with the sale of the Company to the Parent, WRH, Inc. entered into a Patent License Agreement with the Company which provides the Company with a perpetual, non-exclusive license to the patents and trademarks owned by WRH, Inc. in exchange for royalty payments equal to 20% of the net proceeds received by the Company in connection with auction transactions under the license agreement. There were no such royalty payments in 2017.

2. Management's Plan

The Company has a history of operating losses and negative cash flows from operations. The attainment of profitable operations is dependent upon future events, including increasing the Company's institutional customer base, implementing and successfully executing its business and marketing plan, and retaining quality personnel. The Company is also highly dependent upon increased levels of activity in the capital markets; particularly Regulation A+ initial public offerings. This may translate into the Company's ability to complete such revenue-generating transactions for its customers and/or achieve liquidity for venture investments held by related venture funds from which the Company would receive a carried interest allocation should they be liquidated at their current estimated fair values. Negative developments in any of these areas could have a material adverse effect on the Company's business, operations, financial condition, and net capital.

The Company intends to focus on executing Regulation A+ IPOs going forward. On March 25, 2015, the SEC Commissioners voted to adopt rules and forms relating to Section 401 of the JOBS Act. In doing so, the SEC has cleared a new path for capital raising by expanding and updating the Regulation A exemption for small issues. Management believes this development has the promise to transform and re-invigorate a capital raising landscape that in recent years has grown increasingly challenging for smaller issuers as a result of industry consolidation, regulation and market structure. The Company believes that it has access to capital resources to successfully operate its business plan in 2018. If necessary, the Company may seek to obtain additional capital contributions or enter into new credit facilities to meet its cash and/or net capital needs. The Company cannot make assurances that it will be able to complete any financing or liquidity transaction, that such financing or liquidity transaction will be adequate for the Company's needs, or that a financing or liquidity transaction will be completed in a timely manner.

The factors discussed above create substantial doubt about the Company's ability to continue as a going concern and an uncertainty as to the recoverability and classification of recorded asset amounts and the amount and classification of liabilities. The accompanying financial statements do not include any adjustments relating to the recovery and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern or meet its net capital requirements.

Continued

3. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements included herein have been prepared by the Company in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements include the accounts of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and expenses related to customer security transactions are recorded on a trade-date basis. Principal transactions related to Company security transactions are recorded on a trade-date basis. Fees from investment banking, corporate finance and advisory, venture capital, and private placement activities are recorded when earned and realizable.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and short-term investments with original maturities of three months or less. There are no withdrawal restrictions on cash and cash equivalents.

Receivables from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations primarily relates to funds held with the Company's clearing organizations. The Company clears all of its brokerage transactions through other broker-dealers on a fully disclosed basis. Funds held as a clearing deposit were $250,000 as of December 31, 2017.

Marketable Securities

Marketable securities are reported at prevailing market prices. Realized and unrealized gains and losses on marketable trading securities are included as net investment gains (losses) in the statement of operations.

Continued

3. **Summary of Significant Accounting Policies**, continued

Underwriting Revenue

Underwriting revenue includes underwriting fees earned through the Company's participation in public offerings and private placements of equity and debt securities. Underwriting revenues are earned in securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and underwriting fees. Management fees are recorded on the offering date, selling concessions on the trade date and underwriting fees at the time the underwriting is completed and the related income is reasonably determinable. Syndicate expenses related to securities offerings in which the Company acts as underwriter or agent are deferred until the related revenue is recognized. Merger and acquisition fees and other advisory service revenues are generally earned and recognized upon successful completion of the engagement, except for fees earned upon the delivery of a fairness opinion and fees earned ratably over the term of a retainer. For the year ended December 31, 2017, the Company completed two underwritings, realizing $1,771,131 in revenue.

Fair Value Measurement - Definition and Hierarchy

The Company measures the fair value of its financial instruments in accordance with generally accepted accounting principles ("GAAP"). GAAP defines fair value, establishes a framework that we use to measure fair value and provides for certain disclosures about our fair value measurements included in our financial statements. Fair value is defined by GAAP as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants on the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy consists fo the following three levels:

Level 1 – Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2 – Directly or indirectly observable inputs as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data from actively quoted markets for substantially the full term of the financial instrument.

Level 3 – Unobservable inputs that are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

Continued

3. **Summary of Significant Accounting Policies**, continued

Fair Value Measurement - Definition and Hierarchy, continued

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

For further information on financial assets and liabilities that are measured at fair value on a recurring and nonrecurring basis, and a description of valuation techniques, see Note 5.

Carried Interest – Venture Funds

The limited liability company ("LLC") investments in which the Company is a managing member may allocate carried interest and make carried interest distributions, which represent an additional allocation of net realized and unrealized gains, to managing members if the LLC's investment performance reaches a threshold as defined in the respective operating agreements. At the end of each reporting period, the Company calculates the carried interest that would be due to the LLC for each fund, pursuant to the fund agreements, as if the fair value of the underlying investments were realized as of such date, irrespective of whether such amounts have been realized. As the fair value of underlying investments varies between reporting periods, it is necessary to make adjustments to amounts recorded as carried interest to reflect either (a) positive performance resulting in an increase in the carried interest allocated to the general partner or (b) negative performance that would cause the amount due to the LLC to be less than the amount previously recognized as revenue, resulting in a negative adjustment to carried interest allocated to the general partner. In each scenario, it is necessary to calculate the carried interest on cumulative results compared to the carried interest recorded to date and make the required positive or negative adjustments. These allocations are recognized in revenue as net investment gains (losses) in the statement of operations. Approximately $1,428,145 of carried interest has been recorded as of December 31, 2017, and included as a separate line item on the statement of financial condition.

Furniture, Software and Computer Equipment, Leasehold Improvements

Furniture, software and computer equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is computed using a straight-line depreciation method. Leasehold improvements are amortized over the lesser of their useful life or the remaining life of the lease. The estimated useful lives for the computation of depreciation and amortization are:

Software and computer equipment	3 - 5 years
Furniture	7 years
Leasehold improvements	7 years

3. Summary of Significant Accounting Policies, continued

Income Taxes

The Company is a single-member LLC and as such is considered a division of the Parent for federal and most state income tax reporting purposes. Accordingly, the Parent allocates income tax expense (benefit) to the Company as if it were a separate tax-paying entity. Therefore, the income tax consequences related to the Company's operations are reflected in its financial statements.

The Company follows the accounting interpretation issued by the Financial Accounting Standards Board ("FASB") on uncertainties in income taxes. This interpretation requires the evaluation of tax positions taken or expected to be taken in the course of preparing the tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company does not have any uncertain tax positions as of December 31, 2017.

The Company's policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. To date, there has been no accrued interest or penalties associated with any unrecognized tax benefits.

The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, local, and foreign jurisdictions, where applicable. As of December 31, 2017, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are the year 2013 forward.

Recent Accounting Pronouncements

In February 2015 and October 2016, the FASB issued ASU's 2015-02 and 2016-17, respectively. ASU 2015-02, *Consolidation: Amendments to the Consolidation Analysis*, significantly changes the consolidation analysis required under GAAP by simplifying the consolidation evaluation process, and by placing more emphasis on risk of loss when determining a controlling financial interest. ASU 2016-17, *Consolidation: Interests Held through Related Parties That Are under Common Control*, amends ASU 2015-02's consolidation requirements that apply to a single decision maker's evaluation of interests held through related parties that are under common control when it is determining whether it is the primary beneficiary of a variable interest entity ("VIE"). ASU 2016-17 requires that the single decision maker considers its indirect economic interests in a VIE held through related parties that are under common control on a proportionate basis, in a manner consistent with its consideration of its indirect economic interests held through related parties that are not under common control. Entities that have adopted ASU 2015-02 are required to apply ASU 2016-17 retrospectively to all relevant periods beginning with the fiscal year in which ASU 2015-02 was initially applied. The Company adopted ASU 2015-02 and 2016-17 effective January 1, 2016.

Continued

3. **Summary of Significant Accounting Policies,** continued

Recent Accounting Pronouncements, continued

For the year ended December 31, 2017, various other Accounting Standards Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole

4. **Fair Value of Assets and Liabilities**

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Marketable Securities - Equities

Marketable trading securities are comprised primarily of exchange-traded equity securities that are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied and they are categorized in Level 1 of the fair value hierarchy. As of December 31, 2017, the Company's marketable securities – equities were $0.

Long-Term Investments - Private Equities

The Company's investments in private equity securities consist of various direct and third party private equity investments. The valuation of these investments requires significant management judgment due to the absence of quoted market prices, inherent lack of liquidity and the long-term nature of these assets. Initially, the transaction price for direct investments is generally considered by the Company as the exit price and is the Company's best estimate of fair value.

Thereafter, valuation is based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, expected cash flows and market-based information, including comparable company transactions, performance multiples and changes in market outlook, among other factors. Investments in third party funds are generally based on the financial statements of the partnerships, which generally use similar methodologies. These nonpublic investments are generally included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the fair value is unobservable. The Company had no Level 1, 2, or 3 assets as of December 31, 2017.

Continued

4. Fair Value of Assets and Liabilities, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Assets at Fair Value at December 31, 2017			
	Level 1	Level 2	Level 3	Total
Carried interest - venture funds	-	-	1,428,145	1,428,145
Total	$ -	$ -	$ 1,428,145	$ 1,428,145

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2017:

	Amounts
Beginning balance at December 31, 2016	$1,837,449
Unrealized gains and (losses)	(407,571)
Realized gains and (losses)	-
Purchases, Issuances and Settlements	-
Transfer In (Out)	(1,733)
Ending balance at December 31, 2017	$ 1,428,145

5. Property and Equipment

Furniture, software and computer equipment, and leasehold improvements is included in prepaid expenses and other assets on the statement of financial condition as of December 31, 2017 and is summarized as follows:

Software and computer equipment	$ 22,092
Furniture	29,039
Leasehold Improvements	28,947
Total	80,078
Less accumulated depreciation	(58,481)
	$ 21,597

Depreciation expense for the year ended December 31, 2017 was $6,098.

Continued

6. Prepaid Expenses and Other Assets

Summary of prepaid expenses and other assets as of December 31, 2017, is as follows:

Venture fund management fees receivable	11,676
Prepaid insurance	3,684
Property and equipment, net	21,597
Total	$ 36,957

7. Commitments and Contingencies

At December 31, 2017, the Company was obligated under long-term, non-cancelable operating leases for office facilities and equipment, which require the following minimum annual payments:

Year ending December 31:	
2018	102,136
2019	117,804
2020	69,944
Total	$ 289,884

In January 2017, the Company amended its term lease with a month-to-month lease for our San Francisco, California headquarters. Rent expense for 2017 totaled $316,223 which is included in occupancy expense in the statement of operations.

The Company is currently involved in various legal and regulatory matters arising from its investment banking and securities activities. Although the outcome of these matters cannot be ascertained at this time, it is the opinion of management, based on discussions with legal counsel, that the resolution of these matters will not in the aggregate have a material adverse effect upon the Company's financial position or results of operations.

8. Related Party Transactions

On March 3, 2016, a member of management of the Company, loaned the Company $100,000 at 5% interest per annum, due on May 31, 2018. Interest of $5,000 was accrued and paid during 2017. The loan is collateralized by carried interest realized by the Company.

Employees are invested in firm sponsored venture funds. There were no new investments made by employees during 2017.

Continued

9. Net Capital Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") adopted by the Securities and Exchange Commission ("SEC") and administered by the Financial Industry Regulatory Authority, Inc. ("FINRA"), which requires the Company to maintain minimum net capital as defined by the Rule and a ratio of aggregate indebtedness to net capital, as defined, not in excess of 15 to 1. The relationship of aggregate indebtedness to net capital changes from day to day.

As of December 31, 2017 the Company's net capital was $1,080,263. The Company's ratio of aggregate indebtedness to net capital was 0.27 to 1.

For purposes of the computation of net capital, the Company is required to exclude $1,428,145 of unrealized carried interest earned but not received. The Company is exempt from the requirements of Rule 15c3-3, as adopted by the SEC.

10. 401(k) Savings Plan

The Company maintains a 401(k) Savings Plan (the Plan) for substantially all employees. Subject to Internal Revenue Service limitations, participants may contribute up to 60% of their salaries on a pretax basis as defined in the Plan. However, total contributions may not exceed 20% of their salaries. The Company may make discretionary matching contributions and/or profit-sharing contributions to the Plan. No such matching or profit-sharing contributions were made in 2017.

11. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

As a securities broker-dealer, the Company's transactions are executed on behalf of its customers. The Company introduces these transactions for clearance on a fully-disclosed basis. The agreement between the Company and its clearing brokers provides that the Company is obligated to assume any exposure related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by reviewing information it receives from its clearing brokers on a daily basis and reserving for doubtful accounts when necessary. Therefore, management believes that the potential for the Company to make payments under these customer transactions is remote. Accordingly, no additional liability has been recognized for these transactions. During the normal course of business the Company may sell securities which it has not yet purchased, which represent obligations of the Company to deliver the specified security at a contracted price, thereby creating a liability to purchase the security in a market at prevailing prices. Such transactions result in off-balance-sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount recorded in the statement of financial condition. The Company seeks to control such market risk through the use of internal monitoring guidelines.

During the normal course of business the Company regularly maintains cash balances at Federal Deposit Insurance Corporation ("FDIC") insured financial institutions that may exceed the insurance coverage limitations provided by the FDIC.

Continued

11. Financial Instruments with Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk, continued

Additionally, the Company is a member of the Securities Investor Protection Corporation ("SIPC"). The coverage available to the Company's customers through SIPC are limited in the risks, amounts, and investments that it covers. SIPC does not protect against market risk, which is the risk inherent in a fluctuating market. Furthermore, SIPC coverage is limited to $500,000 per customer, including up to $250,000 for cash. For purposes of SIPC coverage, customers are persons who have securities or cash on deposit with a SIPC member for the purpose of, or as a result of, securities transactions. SIPC does not protect customer funds placed with the Company just to earn interest. Insiders of the Company, such as its owners and officers, are not customers for SIPC coverage. Lastly, not all investments are protected by SIPC. In general, SIPC covers notes, stocks, bonds, mutual fund and other investment company shares, and other registered securities. It does not cover instruments such as unregistered investment contracts, unregistered limited partnerships, fixed annuity contracts, currency, and interests in gold, silver, or other commodity futures contracts or commodity options.

12. Subsequent Events

The Company has evaluated all subsequent events for recognition and disclosure through February 28, 2018, the date which these financial statements were issued. Nothing has occurred outside the normal course of business operations that require disclosure or recognition as of December 31, 2017.

W.R. HAMBRECHT + CO., LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2017

Computation of net capital:	
Member's equity	$ 2,545,365
Nonallowable assets:	
Prepaid expenses and other assets	36,957
Carried interest - venture funds	1,428,145
Total nonallowable assets	1,465,102
Net capital before haircuts on securities positions	1,080,263
Haircuts on securities positions	-
Net capital	$ 1,080,263
Aggregate indebtedness:	
Accounts payable and accrued liabilities	$ 288,463
Total aggregate indebtedness	$ 288,463
Computation of net capital requirement:	
Net capital requirement (6-2/3% of aggregate indebtedness) - (A)	$ 19,231
Minimum dollar net capital requirements - (B)	$ 5,000
Net capital requirement [greater of (A) or (B)]	$ 19,231
Net capital in deficiency of minimum requirement	$ 1,061,032
Ratio aggregate indebtedness to net capital	0.27 to 1

There were no material differences between the computation of net capital included in this report and the corresponding schedule included in the Company's December 31, 2017 Part IIA FOCUS filing.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2017

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii)

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

For the Year Ended December 31, 2017

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(ii)

W. R. Hambrecht + Co, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2017

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) W. R. Hambrecht + Co, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which W. R. Hambrecht + Co, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) W. R. Hambrecht + Co, LLC stated that W. R. Hambrecht + Co, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. W. R. Hambrecht + Co, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about W. R. Hambrecht + Co, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2018

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

Assertions Regarding Exemption Provisions

We, as members of management of W.R. Hambrecht + Co., LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2017 through December 31, 2017.

W.R Hambrecht + Co., LLC

By:

Eugene Yates, CFO
(Name and Title)

February 27, 2018
(Audit Report Date)

February 23, 2018

Eugene Yates, CFO

909 Montgomery Street, 3rd Floor
San Francisco, CA 94133

To Breard & Associates, Inc. CPA's:

I, Eugene Yates, Chief Financial Officer of W.R. Hambrecht + Co., LLC (the "Company") represent the following:

1. The Company claims the k(2)(ii) exemption to SEA §240.15c3-3;

2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) throughout the most recent fiscal year as of December 31, 2017 without exception; and

3. There were no exceptions during the most recent fiscal year in meeting the identified exemption provisions in SEA §240.15c3-3(k).

Sincerely,

Eugene Yates, CFO

W. R. Hambrecht + Co, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2017

Member
W. R. Hambrecht + Co, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by W. R. Hambrecht + Co, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of W. R. Hambrecht + Co, LLC (the "Company") for the year ended December 31, 2017, solely to assist you and SIPC in evaluating W. R. Hambrecht + Co, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
February 27, 2018

W. R. Hambrecht + Co, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2017

		Amount
Total assessment	$	1,417
SIPC-6 general assessment Payment made on July 26, 2017		(743)
Less prior overpayment applied		(528)
SIPC-7 general assessment Payment made on February 15, 2018		(146)
Total assessment balance **(overpayment carried forward)**	$	-

WR HAMBRECHT+CO

March 8, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

It has been brought to my attention that the W.R. Hambrecht + Co., LLC originally submitted year-end December 31, 2017 audited financial statements were erroneously missing the executed SEA k(2)(ii) exemption statement. Please find included the annual audit report that includes the executed SEA k(2)(ii) exemption statement.

Sincerely,

Eugene Yates
CFO

909 Montgomery Street San Francisco, CA 94133

W.R. HAMBRECHT + CO., LLC
(SEC ID. NO. 8-50935)

**FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION**

December 31, 2017

CONFIDENTIAL DOCUMENT

* * * * *

This report is deemed **CONFIDENTIAL** in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. A statement of financial condition and supplemental report on internal control bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a Public Document.